COLLECTORS UNIVERSE, INC.
1921 E. Alton Avenue,
Santa Ana, California 92705
(949) 567-1234

March 9, 2005

VIA EDGARLINK AND FACSIMILE (202-942-9635)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn: Kathleen A. Collins, Branch Chief
    Division of Corporation Finance
    Mail Stop 04-09

    Re: Collectors Universe, Inc.
    File No. 0-27887
    Form 10-K for the Year ended June 30, 2004
    Form 10-K/A - Amendment No. 1 filed January 19, 2005

Ladies and Gentlemen:

    Set forth in the attachment to this letter is the response of Collectors Universe, Inc. (the "Company") to the comment of the Staff of the Securities and Exchange Commission (the "Staff"), contained in its letter dated February 28, 2005 (the "Comment Letter"), relating to the Amendment No. 1 on Form 10-K/A ("Amendment No. 1") to the Company's Annual Report on Form 10-K for the year ended June 30, 2004. As noted above Amendment No. 1 was filed with the Commission on January 19, 2005.

    Additionally, as requested, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No.1;

- Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Amendment No.1; and

- The Company may not assert Staff comments as a defense in any proceeding that might be initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions or would like to discuss the attached response with us, please do not hesitate to call me at (949) 567-1375.

                                        Sincerely

                                        /s/MICHAEL J. LEWIS
                                        Michael J. Lewis, Chief Financial Officer

cc: Lori Smith
     Ben A. Frydman, Esq.

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Re: Collectors Universe, Inc.
     File No. 0-27887

RESPONSE OF COLLECTORS UNIVERSE, INC. TO THE LETTER OF COMMENT, DATED AS OF FEBRUARY 28, 2005
FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION RELATING TO AMENDMENT NO. 1
ON FORM 10-K/A
TO THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004

Comment
_____ No.   Comment   and   Company
Response_____

1.   Report of Independent Registered Public Accounting Firm, Page 16.

            It appears that the second paragraph of the audit report has been amended to include some of the suggested
            language from AU Section 9408.18. The suggested modification from AU 9508.18 also includes the
            following language "The Company is not required to have, nor were we engaged to perform, an audit of its
            control over financing reporting." Either revise to include this additional sentence or have your auditors tell
            us why they believe revision is not necessary. We may have further comment upon review of the response.

            Response:

            Deloitte & Touche LLP, the Independent Registered Public Accounting Firm that issued the audit report, ha
            informed us that:

                  The second paragraph of the firm's audit report on the Company's financial statements
                  included in Amendment No. 1 was modified, in accordance with its policies at the date of
                  reissuance, to inform readers that the scope of the financial statement audit did not
                  include consideration of the Company's internal control over financial reporting for the
                  purpose of expressing an opinion thereon.

                  Auditing Interpretation No. 18 (AU 9508.18), "Reference to PCAOB Standards in an
                  Audit Report on a Nonissuer" is, by definition, not applicable to the Company's financial
                  statements as the Company is an issuer.

                  Additionally, this interpretation states, "The following Auditing Interpretation No. 18
                  reflects generally accepted auditing standards issued or modified by the AICPA after
                  April 16, 2003. As such, the following Auditing Interpretation No. 8 is not part of the
                  standards adopted or established by the Public Company Accounting Oversight Board."

                  As the audit was conducted in accordance with the standards of the Public Company
                  Accounting Oversight Board, the additional sentence from AU 9508.18 is not required to

be included in the firm's report.

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